UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. )*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Boyle Capital Opportunity Fund, LP
1230 Office Plaza Drive
West Des Moines, IA 50266

Attention: Erik Ritland
Telephone: (515) 327-1870
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Boyle Capital Opportunity Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a)	☐
				(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)				☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
0

		8	SHARED VOTING POWER
31,200

		9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)				☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Golden Valley Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Boyle Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Erik Ritland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Brian Boyle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
31,200

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

ITEM 1. Security and Issuer.

The name of the issuer is Leaf Group Ltd. (the "Issuer"). The principal executive office of the Issuer is located at 1655 26th Street, Santa Monica, CA 90404.

ITEM 2. Identity and Background.

(a)-(c) and (f) The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are:

(i) Boyle Capital Opportunity Fund, LP, a Delaware limited partnership ("Boyle Capital Fund");

(ii)  Golden Valley Capital Partners, LLC, a Delaware limited liability company ("Golden Valley Capital Partners");

(iii)  Boyle Capital Management, LLC, an Iowa limited liability company ("Boyle Capital Management");

(iv)  Erik Ritland, a United States citizen ("Mr. Ritland"); and

(v)  Brian Boyle, a United States citizen ("Mr. Boyle");

Golden Valley Capital Partners serves as the general partner of Boyle Capital Fund. Boyle Capital Management is the contracted investment manager of Boyle Capital Fund. Mr. Ritland is a managing member of Golden Valley Capital Partners. Mr. Boyle is a member of Golden Valley Capital Partners and managing member of Boyle Capital Management.

The principal business of Boyle Capital Fund is investing in securities. The principal business of Golden Valley Capital Partners is serving as the general partner of Boyle Capital Fund. The principal business of Boyle Capital Management is serving as the investment advisor of Golden Valley Capital Fund, LP and the Boyle Capital Management Managed Accounts. The principal occupation of Mr. Ritland is serving as managing member of Golden Valley Capital Partners and Investment Analyst at Boyle Capital Management. The principal occupation of Mr. Boyle is serving as a member of Golden Valley Capital Partners and managing member of Boyle Capital Management.

The principal business office of the Reporting Persons is 1230 Office Plaza Drive, West Des Moines, IA 50266.

On June 15, 2020, the Reporting Persons, together with the Generation Parties, the PEAK6 Parties, the Oak Parties, the Osmium Parties and the Spectrum Parties (each as defined below) agreed to coordinate efforts to enhance shareholder value of the Issuer.  As a result, the Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons, the Generation Parties, the PEAK6 Parties, the Oak Parties, the Osmium Parties and the Spectrum Parties (collectively, the "Investors"). All securities reported herein as beneficially owned by the Reporting Persons exclude securities owned by the other Investors, and the Reporting Persons expressly disclaim beneficial ownership of the securities owned by the other Investors.

The "Generation Parties" shall mean Generation Capital Partners II LLC, Generation Capital Partners II LP, Generation Members' Fund II LP, John Hawkins and Mark Jennings.

The "PEAK6 Parties" shall mean PEAK6 Investments LLC, PEAK6 Capital Management LLC, PEAK6 Group LLC, PEAK6 LLC, Matthew Hulsizer and Jennifer Just.

The "Oak Parties" shall mean Oak Investment Partners XI, Limited Partnership, Oak Investment Partners XII, Limited Partnership, Oak Associates XI, LLC, Oak Associates XII, LLC, Oak Management Corporation, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and Grace A. Ames.

The "Osmium Parties" shall mean John H. Lewis, Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP.

The "Spectrum Parties" shall mean Spectrum Equity Investors V, L.P., Spectrum Equity Associates V, L.P., Spectrum V Investment Managers' Fund, L.P., SEA V Management, LLC, Brion B. Applegate, Christopher T. Mitchell and Victor E. Parker, Jr.

(d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Boyle Capital Fund in making their purchase of the shares of common stock and options owned by them in the aggregate was $69,844 from working capital.

ITEM 4. Purpose of Transaction

The Reporting Persons originally acquired their position in the Issuer's securities for investment purposes. The Reporting Persons, together with the other Investors, plan to engage with the Issuer's board of directors, and potentially its management, on a path forward for the Issuer that is in the interest of the Issuer's stockholders.  The Investors plan to  discuss options to improve the Issuer's performance, including, but not limited to, changes to management of the Issuer, governance improvements including de-staggering the board, and/or the sale of some or all of the Issuer's assets.

In addition, the Reporting Persons may engage in additional communications with one or more other stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional common stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the common stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional common stock or dispose of any or all of its common stock depending upon an ongoing evaluation of the investment in the common stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)	The Reporting Persons beneficially own:

(i)

Boyle Capital Fund directly owns 31,200 shares of common stock (including a maximum of 7,000 shares that may be acquired pursuant to options held by Boyle Capital Fund) representing 0.1% of the outstanding shares of common stock of the Issuer.

(ii)

Golden Valley Capital Partners, as the general partner of the Boyle Capital Fund, may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund (including a maximum of 7,000 shares that may be acquired pursuant to options held by Boyle Capital Fund) representing 0.1% of the outstanding shares of common stock of the Issuer.

(iii)

Boyle Capital Management, as the contracted investment adviser of the Boyle Capital Fund, may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund (including a maximum of 7,000 shares that may be acquired pursuant to options held by Boyle Capital Fund) representing 0.1% of the outstanding shares of common stock of the Issuer.

(iv)

Mr. Ritland, as the managing member of Golden Valley Partners,  may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund (including a maximum of 7,000 shares that may be acquired pursuant to options held by Boyle Capital Fund) representing 0.1% of the outstanding shares of common stock of the Issuer.

(v)

Mr. Boyle, as the managing member of Boyle Capital Management, may be deemed to beneficially own the 31,200 shares of common stock held by Boyle Capital Fund (including a maximum of 7,000 shares that may be acquired pursuant to options held by Boyle Capital Fund) representing 0.1% of the outstanding shares of common stock of the Issuer.

(vi)

Collectively, the Reporting Persons beneficially own 31,200 shares of common stock (including a maximum of 7,000 shares that may be acquired pursuant to options held by the Reporting Persons) representing 0.1% of the outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 26,709,874 shares of common stock outstanding as of May 5, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 as filed with the SEC on May 11, 2020.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own an aggregate of 10,717,642 shares of common stock representing approximately 40.1% of the outstanding shares of common stock of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they members of a "group". The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership with respect to any shares beyond his or its pecuniary interest therein.

(b) Each of the Reporting Persons may be deemed to share with each other (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 31,200 shares of common stock reported herein held by Boyle Capital Fund.

(c) The transactions in the securities of the Issuer during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure of the Investors in Item 2.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2020

Boyle Capital Opportunity Fund, LP

By: /s/ Erik Ritland

Name: Erik Ritland

Title: Managing Partner

Golden Valley Capital Partners, LLC

By: /s/ Erik Ritland

Name: Erik Ritland

Title: Managing Partner

Boyle Capital Management, LLC

By: /s/ Brian Boyle

Name: Brian Boyle

Title: President

/s/ Erik Ritland

Erik Ritland, an individual

/s/ Brian Boyle

Brian Boyle, an individual

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

SCHEDULE A

Transactions in the Securities of the Issuer  During the Past Sixty (60) Days

Boyle Capital Opportunity Fund, LP
Nature of Transaction	Date of Purchase/Sale	Amount of Securities Purchased/(Sold)	Price per Share ($)
Sale of Common Stock	4/28/2020	(200)	$1.2050
Sale of Common Stock	4/30/2020	(200)	$1.4364
Sale of Common Stock	5/1/2020	(332)	$1.3918
Sale of Common Stock	5/6/2020	(400)	$1.4100
Sale of Common Stock	5/12/2020	(400)	$2.1014
Sale of Common Stock	5/13/2020	(200)	$2.0160
Purchase of Common Stock	5/22/2020	1,300	$1.8761
Purchase of Common Stock	5/26/2020	17	$2.1000
Purchase of Common Stock	5/29/2020	300	$2.6091
Purchase of Common Stock	6/1/2020	200	$2.5500
Purchase of Common Stock	6/2/2020	500	$2.3960
Purchase of Common Stock	6/3/2020	3,600	$2.5125
Purchase of Common Stock	6/4/2020	6,600	$2.6129
Purchase of Common Stock	6/5/2020	4,718	$2.6090
Purchase of Common Stock	6/10/2020	1,000	$2.9170
Purchase of Common Stock	6/11/2020	962	$2.9287
Purchase of August 21, 2020 Call Options ($2.00 Strike Price)	6/11/2020	2,000	$1.0500
Purchase of Common Stock	6/12/2020	100	$3.1400
Purchase of Common Stock	6/15/2020	500	$2.5100
Purchase of August 21, 2020 Call Options ($2.00 Strike Price)	6/15/2020	1,000	$0.8000
Purchase of July 17, 2020 Call Options ($3.00 Strike Price)	6/16/2020	1,000	$0.6600
Purchase of August 21, 2020 Call Options ($2.00 Strike Price)	6/16/2020	1,000	$1.2000
Purchase of August 21, 2020 Call Options ($3.00 Strike Price)	6/16/2020	2,000	$0.8500
Purchase of Common Stock	6/17/2020	210	$3.0500
Purchase of Common Stock	6/19/2020	2,400	$2.8050

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Leaf Group Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: June 22, 2020

Boyle Capital Opportunity Fund, LP

By: /s/ Erik Ritland

Name: Erik Ritland

Title: Managing Partner

Golden Valley Capital Partners, LLC

By: /s/ Erik Ritland

Name: Erik Ritland

Title: Managing Partner

Boyle Capital Management, LLC

By: /s/ Brian Boyle

Name: Brian Boyle

Title: President

/s/ Erik Ritland

Erik Ritland, an individual

/s/ Brian Boyle

Brian Boyle, an individual